June 23, 2017

VIA EDGAR

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Larry Spirgel
Assistant Director

Re:	TPG Pace Holdings Corp.
Registration Statement on Form S-1
Filed June 7, 2017, as amended
File No. 333-218575

Dear Mr. Spirgel:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other several Underwriters, hereby joins in the request of TPG Pace Holdings Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 12:00 noon EST on Tuesday, June 27, 2017, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 2,451 copies of the Preliminary Prospectus dated June 22, 2017 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours, DEUTSCHE BANK SECURITIES INC. GOLDMAN SACHS & CO. LLC J.P. MORGAN SECURITIES LLC As Representatives of the Several Underwriters DEUTSCHE BANK SECURITIES INC.

By:	/s/ Eric Hackel
Name: Eric Hackel
Title: Managing Director

By:	/s/ Ben Darsney
Name: Ben Darsney
Title: Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Matt Leavitt
Name: Matt Leavitt
Title: Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ N. Goksu Yolac
Name: N. Goksu Yolac
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]